UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 27, 2016

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Charter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101 (b)(1). Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101 (b)(7). Yes  ☐    No  ☒

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated October 27, 2016 of Global Ship Lease, Inc. (the “Company”) reporting the Company’s financial results for the three and nine months ended September 30, 2016. Attached hereto as Exhibit II are the Company’s interim unaudited consolidated financial statements for the three and nine months ended September 30, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: October 27, 2016	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

EXHIBIT I

Investor and Media Contacts:

The IGB Group

Bryan Degnan

646-673-9701

or

Leon Berman

212-477-8438

Global Ship Lease Reports Results for the Third Quarter of 2016

LONDON, ENGLAND — October 27, 2016—Global Ship Lease, Inc. (NYSE:GSL) (the “Company”), a containership charter owner, announced today its unaudited results for the three months and nine months ended September 30, 2016.

Third Quarter and Year To Date Highlights

•	Reported revenue of $41.2 million for the third quarter 2016. Revenue for the nine months ended September 30, 2016 was $125.1 million

•	Reported net loss(1) of $23.7 million for the third quarter 2016, after a $29.4 million non-cash impairment charge in respect to two vessels. For the nine months ended September 30, 2016, net loss was $13.1 million after the impairment charge

•	Excluding the non-cash impairment, normalized net income (1)(2) was $5.2 million for the third quarter 2016. Normalized net income was $16.3 million for the nine months ended September 30, 2016

•	Generated $28.1 million of adjusted EBITDA(2) for the third quarter 2016. Adjusted EBITDA for the nine months ended September 30, 2016 was $86.2 million

•	Agreed with CMA CGM to extend the charters of the Marie Delmas and Kumasi, two 2,207-TEU vessels, for a period of up to 3.25 years, at GSL’s option. A revised rate of $13,000 per day applies from August 1, 2016 until the charters’ previous earliest expiry dates in September 2017, after which Global Ship Lease has three consecutive option periods, the first of 1.25 years and the second and third of one year each, through December 31, 2020 at a rate of $9,800 per day

Ian Webber, Chief Executive Officer of Global Ship Lease, stated, “Our reliable cashflows and high-quality operating performance in the third quarter of 2016 once again demonstrated the stability and value of our long-term, fixed-rate chartering strategy. At a time when market conditions continue to be extremely challenging for both owners and operators, Global Ship Lease remains fully insulated from the market through late 2017. We were pleased during the quarter to reduce our market exposure by successfully securing extensions for two of our earliest expiring charters through late 2020.”

Mr. Webber continued, “Despite difficult market conditions in the near term, the combined effect of record levels of vessel scrapping and low levels of new vessel ordering is moving the market for mid-sized and smaller containerships in the direction of equilibrium. Our financial strength and the stability and forward visibility afforded by our contracted cashflows position us to benefit from the eventual recovery. In the interim, we believe that we can maximize shareholder value by continuing our disciplined and highly selective pursuit of accretive, charter-attached growth opportunities, while also opportunistically delevering our balance sheet.”

SELECTED FINANCIAL DATA – UNAUDITED (thousands of U.S. dollars)

	Three	Three	Nine	Nine
	months ended	months ended	months ended	months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Revenue	41,154	42,184	125,097	120,890
Operating (Loss) Income	(11,884)	(28,270)	24,422	(160)
Net (Loss) Income(1)	(23,685)	(41,084)	(13,085)	(38,183)
Adjusted EBITDA (2)	28,051	27,954	86,169	78,465
Normalised Net Income (Loss) (1)(2)	5,240	3,616	16,301	6,517

(1)	Net income (loss) and Normalized net income (loss) available to common shareholders
(2)	Adjusted EBITDA and Normalized net income (loss) are non-US Generally Accepted Accounting Principles (US GAAP) measures, as explained further in this press release, and are considered by Global Ship Lease to be useful measures of its performance. Reconciliations of such non-GAAP measures to the interim unaudited financial information are provided in this Earnings Release.

Revenue and Utilization

The fleet generated revenue from fixed rate, mainly long-term time charters of $41.2 million in the three months ended September 30, 2016, down $1.0 million from revenue of $42.2 million for the comparative period in 2015, due mainly to reduced revenue as a consequence of the disposals of Ville d’Aquarius and Ville d’Orion in fourth quarter 2015 and increased levels of offhire from regulatory drydockings, and partly offset by the addition of OOCL Ningbo from September 17, 2015 at a daily charter rate of $34,500. There were 1,656 ownership days in the quarter, down 6.0% from 1,762 in the comparable period in 2015. In the third quarter 2016, there was no unplanned offhire and 38 days of planned offhire from regulatory drydockings, giving an overall utilization of 97.7%. In the comparable 2015 period, there were 1,762 ownership days and only one day offhire, which was unplanned, giving an overall utilization of 99.9%.

For the nine months ended September 30, 2016, revenue was $125.1 million, up $4.2 million from revenue of $120.9 million in the comparative period of 2015, mainly due to the additions of OOCL Qingdao from March 11, 2015 and OOCL Ningbo from September 17, 2015, as above, offset by the effect of the disposals of Ville d’Aquarius and Ville d’Orion and substantially higher offhire from planned drydockings in 2016.

The table below shows fleet utilization for the three and nine months ended September 30, 2016 and 2015, and for the years ended December 31, 2015, 2014, 2013 and 2012.

	Three months ended		Nine months ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
Days	2016	2015	2016	2015	2015	2014	2013	2012
Ownership days	1,656	1,762	4,932	5,132	6,893	6,270	6,205	6,222
Planned offhire—scheduled drydock	(38)	0	(89)	(9)	(9)	(48)	(21)	(82)
Unplanned offhire	0	(1)	(2)	(6)	(7)	(12)	(7)	(16)
Idle time	0	0	0	0	(13)	(64)	0	0

Operating days	1,618	1,761	4,841	5,117	6,864	6,146	6,177	6,124
Utilization	97.7%	99.9%	98.2%	99.7%	99.6%	98.0%	99.5%	98.4%

Five regulatory drydockings have been completed in the nine months to September 30, 2016; one further regulatory drydocking is planned for fourth quarter 2016. There was only one drydocking in 2015, in the first quarter.

Vessel Operating Expenses

Vessel operating expenses, which include costs of crew, lubricating oil, spares and insurance, were $11.8 million for the three months ended September 30, 2016 compared to $12.7 million in the comparative period. The absolute reduction is due to lower ownership days following the disposals of Ville d’Aquarius and Ville d’Orion. The average cost per ownership day in the quarter was $7,103 compared to $7,233 for the comparative period, down $130 per day or 1.8%. The reduction is primarily attributable to reduced crew costs and insurance costs on renewal, together with the elimination of the relatively high costs related to the operation of Ville d’Aquarius and Ville d’Orion, and partly offset by costs incurred in drydockings that are expensed rather than capitalized.

For the nine months ended September 30, 2016, vessel operating expenses were $34.5 million or an average of $6,991 per day, compared to $37.9 million in the comparative period or $7,376 per day. The $385 reduction, or 5.2%, reduction in vessel operating expenses per day is due mainly to reasons noted above.

Depreciation

Depreciation for the three months ended September 30, 2016 was $10.6 million, compared to $11.5 million in the third quarter 2015; the reduction is attributable to a reduced number of vessels in the fleet.

Depreciation for the nine months ended September 30, 2016 was $32.4 million, compared to $33.9 million in the comparative period of 2015, the decrease again due to a reduced number of vessels in the fleet.

Impairment

The Company’s accounting policies require that tangible fixed assets such as vessels are reviewed individually for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. On August 10, 2016, the Company agreed with CMA CGM to amend and extend the charters of the Marie Delmas and Kumasi. A revised rate of $13,000 per day applies from August 1, 2016 until the charters’ previous earliest expiry dates in September 2017, after which the Company has three consecutive option periods, the first of 1.25 years and the second and third of one year each, through December 31, 2020 at a rate of $9,800 per day. These amendments triggered the performance of an impairment test on these two vessels as at August 1, 2016.

A non-cash impairment charge of $29.4 million has been recognized in the quarter ended September 30, 2016 as the sum of the expected undiscounted future cash flows from these assets over their estimated remaining useful lives is less than the carrying amounts. The impairment charge is equal to the amount by which the assets’ carrying amounts exceed their fair values. Fair value is the net present value of estimated future cash flows discounted by an appropriate discount rate.

Following receipt of notices of re-delivery for Ville d’Aquarius and Ville d’Orion, the Company’s two oldest vessels and the Company’s assessment of the vessels’ re-chartering prospects, sales of the vessels were completed on November 5, and December 8, 2015 respectively, for total net proceeds of approximately $9.3 million. The vessels were written down as at September 30, 2015 by $44.7 million to their estimated net realizable value, including estimated selling costs.

General and Administrative Costs

General and administrative costs were $1.4 million in the three months ended September 30, 2016, compared to $1.6 million in the third quarter of 2015.

For the nine months ended September 30, 2016, general and administrative costs were $4.6 million, compared to $4.9 million for the 2015 period.

Other Operating Income

Other operating income in the three months ended September 30, 2016 was $32,000, compared to $93,000 in the third quarter of 2015.

For the nine months ended September 30, 2016, other operating income was $0.2 million, compared to $0.3 million in the comparative period.

Adjusted EBITDA

As a result of the above, Adjusted EBITDA was $28.1 million for the three months ended September 30, 2016, up from $28.0 million for the three months ended September 30, 2015 as lower vessel operating costs offset lower revenue from increased levels of planned dry-docking.

Adjusted EBITDA for the nine months ended September 30, 2016 was $86.2 million, compared to $78.5 million for the comparative period; an increase of 9.8%, due mainly to the acquisitions of OOCL Qingdao and OOCL Ningbo.

Interest Expense

Debt at September 30, 2016 comprised amounts outstanding on our Notes, the revolving credit facility which was drawn March 11, 2015, and the secured term loan which was drawn September 10, 2015.

Interest expense for the three months ended September 30, 2016, was $11.1 million, down $1.0 million on the interest expense for the three months ended September 30, 2015 of $12.1 million. The reduction is mainly due to reduced interest on our 10.0% Notes following the repurchase of $26.7 million principal amount of the Notes in March 2016 and the $0.5 million gain realized in August 2016 on the purchase in the open market of $5.0 million principal amount of the Notes, offset by interest on the secured term loan drawn in the third quarter of 2015 and higher amortization of deferred financing charges and the original issue discount on the Notes, occasioned by the reduction in the principal amount of Notes outstanding.

For the nine months ended September 30, 2016, interest expense was $35.3 million, For the nine months ended September 30, 2015, interest expense was $35.7 million. The decrease is due to the effect of drawing on the secured term loan in September 2015, $0.5 million premium paid in March 2016 in relation to the tender offer which retired approximately $26.7 million of Notes, and accelerated write-off of the portion of deferred financing charges and the original issue discount attributable to Notes which were purchased and retired, partially offset by lower interest on the Notes following the tender offer and market purchases and the $1.0 million gains realized in May and August 2016 on the market purchases of Notes.

Interest income for the three months ended September 30, 2016 was $57,000, up from $19,000 in the comparative period of 2015 due to higher cash balances. Interest income for the nine months ended September 30, 2016 was $139,000 compared to $46,000 in the comparative period.

Taxation

Taxation for the three months ended September 30, 2016 was $17,000, compared to $9,000 in the third quarter of 2015.

Taxation for the nine months ended September 30, 2016 was $32,000, compared to $39,000 for the comparative period in 2015.

Earnings Allocated to Preferred Shares

The Series B Preferred Shares carry a coupon of 8.75%, the cost of which for the three months ended September 30, 2016 was $0.8 million, the same as in the comparative period.

The cost in the nine months ended September 30, 2016 was $2.3 million, the same as in the comparative period.

Net Loss/Income Available to Common Shareholders

Net loss for the three months ended September 30, 2016 was $23.7 million, after the non-cash impairment charge of $29.4 million related to the Marie Delmas and Kumasi. Net loss for the three months ended September 30, 2015 was $41.1 million, after the non-cash impairment charge of $44.7 million related to the Ville d’Aquarius and Ville d’Orion.

Normalized net income, which excludes the effect of the non-cash impairment charge, the gain on the purchase of Notes in August 2016 and accelerated amortization of deferred financing charges and original issue discount consequent upon the retirement of Notes, was $5.2 million for the three months ended September 30, 2016. Normalized net income was $3.6 million for the three months ended September 30, 2015.

Net loss was $13.1 million for the nine months ended September 30, 2016 after the $29.4 million non-cash impairment charge associated with Marie Delmas and Kumasi. Net loss was $38.2 million for the nine months ended September 30, 2015 after the $44.7 million non-cash impairment charge associated with Ville d’Aquarius and Ville d’Orion.

Normalized net income, which excludes the effect of the non-cash impairment charges, the premium paid on the tender offer for Notes completed in March 2016, the gain on the purchase of Notes and the accelerated amortization of deferred financing charges and original issue discount consequent upon the retirement of Notes, was $16.3 million for the nine months ended September 30, 2016 and was $6.5 million for the nine months ended September 30, 2015.

Fleet

The following table provides information about the on-the-water fleet of 18 vessels as at September 30, 2016. 15 vessels are chartered to CMA CGM, and three are chartered to OOCL.

				Remaining		Earliest		Daily
				Charter		Charter		Charter
Vessel	Capacity	Year	Purchase	Term (2)		Expiry		Rate
Name	in TEUs (1)	Built	by GSL	(years)		Date		$
CMA CGM Matisse	2,262	1999	Dec 2007	3.25		Sept 21, 2019		15,300
CMA CGM Utrillo	2,262	1999	Dec 2007	3.25		Sept 11, 2019		15,300
Delmas Keta	2,207	2003	Dec 2007	1.25		Sept 20, 2017		18,465
Julie Delmas	2,207	2002	Dec 2007	1.25		Sept 11, 2017		18,465
Kumasi (3)	2,207	2002	Dec 2007	1.25-4.25	(3)	August 6, 2017	(3)	13,000	(3)
Marie Delmas (3)	2,207	2002	Dec 2007	1.25-4.25	(3)	July 31, 2017	(3)	13,000	(3)
CMA CGM La Tour	2,272	2001	Dec 2007	3.25		Sept 20, 2019		15,300
CMA CGM Manet	2,272	2001	Dec 2007	3.25		Sept 7, 2019		15,300
CMA CGM Alcazar	5,089	2007	Jan 2008	4.25		Oct 18, 2020		33,750
CMA CGM Château d’If	5,089	2007	Jan 2008	4.25		Oct 11, 2020		33,750
CMA CGM Thalassa	11,040	2008	Dec 2008	9.25		Oct 1, 2025		47,200
CMA CGM Jamaica	4,298	2006	Dec 2008	6.25		Sept 17, 2022		25,350
CMA CGM Sambhar	4,045	2006	Dec 2008	6.25		Sept 16, 2022		25,350
CMA CGM America	4,045	2006	Dec 2008	6.25		Sept 19, 2022		25,350
CMA CGM Berlioz	6,621	2001	Aug 2009	5.00		May 28, 2021		34,000
OOCL Tianjin	8,063	2005	Oct 2014	1.25		Oct 28, 2017		34,500
OOCL Qingdao	8,063	2004	Mar 2015	1.50		Mar 11, 2018		34,500
OOCL Ningbo	8,063	2004	Sep 2015	2.00		Sep 17, 2018		34,500

(1)	Twenty-foot Equivalent Units.
(2)	As at September 30, 2016. Plus or minus 90 days, other than (i) OOCL Tianjin which is between October 28, 2017 and January 28, 2018, (ii) OOCL Qingdao which is between March 11, 2018 and June 11, 2018, and (iii) OOCL Ningbo which is between September 17, 2018 and December 17, 2018, all at charterer’s option.
(3)	The charters for Kumasi and Marie Delmas were amended in July 2016. The earliest possible re-delivery date is shown in the table. However, the Company may exercise three consecutive options to extend the charters, at $9,800 per day, which extend the earliest re-delivery date to October 2, 2020.

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company’s results for the three months ended September 30, 2016 today, Thursday October 27, 2016 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:

(1)	Dial-in: (877) 445-2556 or (908) 982-4670; Passcode: 99902538

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

(2)	Live Internet webcast and slide presentation: http://www.globalshiplease.com

If you are unable to participate at this time, a replay of the call will be available through Saturday, November 12, 2016 at (855) 859-2056 or (404) 537-3406. Enter the code 99902538 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

Annual Report on Form 20F

The Company’s Annual Report for 2015 is on file with the Securities and Exchange Commission. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, care of Global Ship Lease Services Limited, Portland House, Stag Place, London SW1E 5RS or by telephoning +44 (0) 207 869 8806.

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed rate charters to top tier container liner companies.

Global Ship Lease owns 18 vessels with a total capacity of 82,312 TEU and an average age, weighted by TEU capacity, at September 30, 2016 of 11.8 years. All 18 vessels are currently fixed on time charters, 15 of which are with CMA CGM. The average remaining term of the charters at September 30, 2016 is 4.1 years or 4.2 years on a weighted basis.

Reconciliation of Non-U.S. GAAP Financial Measures

A. Adjusted EBITDA

Adjusted EBITDA represents net income before interest income and expense including amortization of deferred finance costs, earnings allocated to preferred shares, income taxes, depreciation, amortization and impairment. Adjusted EBITDA is a non-US GAAP quantitative measure used to assist in the assessment of the Company’s ability to generate cash from its operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in US GAAP and should not be considered to be an alternate to Net income or any other financial metric required by such accounting principles.

ADJUSTED EBITDA—UNAUDITED

(thousands of U.S. dollars)

		Three	Three	Nine	Nine
		months	months	months	months
		ended	ended	ended	ended
		Sept 30,	Sept 30,	Sept 30,	Sept 30,
		2016	2015	2016	2015
Net (loss) available to common shareholders		(23,685)	(41,084)	(13,085)	(38,183)
Adjust:	Depreciation	10,578	11,524	32,390	33,925
	Impairment	29,357	44,700	29,357	44,700
	Interest income	(57)	(19)	(139)	(46)
	Interest expense	11,075	12,058	35,317	35,733
	Income tax	17	9	32	39
	Earnings allocated to preferred shares	766	766	2,297	2,297

Adjusted EBITDA		28,051	27,954	86,169	78,465

B. Normalized net income

Normalized net income represents net income adjusted for the premium paid on the tender offer together with the related accelerated amortization of deferred financing costs and original issue discount. Normalized net income is a non-GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for non-operating items that do not affect operating performance or operating cash generated. Normalized net income is not defined in US GAAP and should not be considered to be an alternate to net income or any other financial metric required by such accounting principles.

Normalized net income represents Net income (loss) adjusted for the unrealized gain (loss) on derivatives, the accelerated write off of a portion of deferred financing costs, impairment charges and gain of redemption of preferred shares. Normalized net income is a non-GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for non-operating items such as change in fair value of derivatives to eliminate the effect of non-cash non-operating items that do not affect operating performance or cash generated. Normalized net income is not defined in US GAAP and should not be considered to be an alternate to Net income (loss) or any other financial metric required by such accounting principles.

NORMALIZED NET INCOME—UNAUDITED

(thousands of U.S. dollars)

		Three	Three	Nine	Nine
		months	months	months	months
		ended	ended	ended	ended
		Sept 30,	Sept 30,	Sept 30,	Sept 30,
		2016	2015	2016	2015
Net (loss) available to common shareholders		(23,685)	(41,084)	(13,085)	(38,183)
Adjust:	Gain on purchase of notes	(475)	—	(927)	—
	Premium paid on tender offer for notes	—	—	533	—
	Accelerated write off of deferred financing charges related to notes purchase and tender offer	10	—	100	—
	Accelerated write off of original issue discount related to notes purchase and tender offer	33	—	323	—
	Impairment charge	29,357	44,700	29,357	44,700

Normalized net income		5,240	3,616	16,301	6,517

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;

•	the financial condition of our charterers, particularly CMA CGM, our principal charterer and main source of operating revenue, and their ability to pay charterhire in accordance with the charters;

•	Global Ship Lease’s financial condition and liquidity, including its ability to obtain additional waivers which might be necessary under the existing credit facility or obtain additional financing to fund capital expenditures, vessel acquisitions and other general corporate purposes;

•	Global Ship Lease’s ability to meet its financial covenants and repay its credit facilities;

•	Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its credit facility;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	changes in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve its capital base;

•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;

•	Global Ship Lease’s continued ability to enter into or renew long-term, fixed-rate charters;

•	the continued performance of existing long-term, fixed-rate time charters;

•	Global Ship Lease’s ability to capitalize on its management’s and board of directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	unanticipated changes in laws and regulations including taxation;

•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

EXHIBIT II

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2016

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	Note	September 30, 2016	December 31, 2015
Assets
Cash and cash equivalents		$48,746	$53,591
Accounts receivable		55	87
Due from related party	6	1,567	2,124
Prepaid expenses		1,527	1,101
Other receivables		394	118
Inventory		590	610

Total current assets		52,879	57,631

Vessels in operation	4	791,458	846,939
Other fixed assets		9	5
Intangible assets		18	39
Other long term assets	5	224	306

Total non-current assets		791,709	847,289

Total Assets		$844,588	$904,920

Liabilities and Stockholders’ Equity
Liabilities
Current portion of long term debt	5	26,465	35,160
Intangible liability – charter agreements		1,872	2,104
Deferred revenue		1,707	796
Accounts payable		874	622
Due to related party	6	4,074	1,256
Accrued expenses		2,444	13,694

Total current liabilities		37,436	53,632

Long term debt	5	413,019	442,913
Intangible liability – charter agreements		10,232	11,589
Deferred tax liability		19	20

Total long term liabilities		423,270	454,522

Total Liabilities		$460,706	$508,154

Commitments and contingencies	7	—	—
Stockholders’ Equity
Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 47,567,081 shares issued and outstanding (2015 – 47,541,484)	8	$476	$475
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2015 – 7,405,956)	8	74	74
Series B Preferred shares – authorized 16,100 shares with $0.01 par value; 14,000 shares issued and outstanding (2015 – 14,000)	8	—	—
Additional paid in capital		386,625	386,425
Retained earnings		(3,293)	9,792

Total Stockholders’ Equity		383,882	396,766

Total Liabilities and Stockholders’ Equity		$844,588	$904,920

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

		Three months ended September 30,		Nine months ended September 30,
	Note	2016	2015	2016	2015
Operating Revenues
Time charter revenue		$9,444	$8,561	$28,123	$21,156
Time charter revenue – related party	6	31,710	33,623	96,974	99,734

		41,154	42,184	125,097	120,890

Operating Expenses
Vessel operating expenses		11,362	12,324	33,282	36,388
Vessel operating expenses – related party	6	400	420	1,199	1,466
Depreciation	4	10,578	11,524	32,390	33,925
Impairment of vessels	4	29,357	44,700	29,357	44,700
General and administrative		1,373	1,579	4,622	4,882
Other operating income		(32)	(93)	(175)	(311)

Total operating expenses		53,038	70,454	100,675	121,050

Operating (Loss) Income		(11,884)	(28,270)	24,422	(160)
Non Operating Income (Expense)
Interest income		57	19	139	46
Interest expense		(11,075)	(12,058)	(35,317)	(35,733)

Loss before Income Taxes		(22,902)	(40,309)	(10,756)	(35,847)
Income taxes		(17)	(9)	(32)	(39)

Net Loss		$(22,919)	$(40,318)	$(10,788)	$(35,886)
Earnings allocated to Series B Preferred Shares	8	(766)	(766)	(2,297)	(2,297)

Net Loss available to Common Shareholders		$(23,685)	$(41,084)	$(13,085)	$(38,183)

Earnings per Share
Weighted average number of Class A common shares outstanding
Basic (including RSUs without service conditions)	10	47,858,640	47,766,484	47,850,139	47,766,484
Diluted	10	47,858,640	47,766,484	47,850,139	47,766,484
Net loss per Class A common share
Basic (including RSUs without service conditions)	10	$(0.49)	$(0.86)	$(0.27)	$(0.80)
Diluted	10	$(0.49)	$(0.86)	$(0.27)	$(0.80)
Weighted average number of Class B common shares outstanding Basic and diluted	10	7,405,956	7,405,956	7,405,956	7,405,956
Net income per Class B common share Basic and diluted	10	$0.00	$0.00	$0.00	$0.00

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended September 30,		Nine months ended September 30,
	Note	2016	2015	2016	2015
Cash Flows from Operating Activities
Net loss		$(22,919)	$(40,318)	$(10,788)	$(35,886)
Adjustments to Reconcile Net loss to Net Cash Provided by Operating Activities
Depreciation	4	10,578	11,524	32,390	33,925
Vessel impairment	4	29,357	44,700	29,357	44,700
Amortization of deferred financing costs	5	909	833	2,681	2,431
Amortization of original issue discount	5	333	312	1,249	832
Amortization of intangible liability		(530)	(530)	(1,589)	(1,589)
Share based compensation	9	85	25	200	75
Gain on repurchase of secured notes	5	(475)	—	(927)	—
(Increase) decrease in accounts receivable and other assets		(64)	863	(462)	1,711
(Increase) decrease in inventory		(54)	(129)	20	(196)
Decrease in accounts payable and other liabilities		(9,796)	(9,812)	(11,081)	(11,369)
Increase in unearned revenue		1,119	4	911	130
Increase (decrease) in related party balances	6	374	(403)	1,437	(440)
Unrealized foreign exchange loss (gain)		21	(40)	(7)	(9)

Net Cash Provided by Operating Activities		8,938	7,029	43,391	34,315

Cash Flows from Investing Activities
Cash paid for vessels		—	(53,629)	—	(108,019)
Cash paid in respect of sale of vessels		—	—	(254)	—
Cash paid for other assets		(5)	(3)	(6)	(3)
Cash paid for drydockings		(3,220)	—	(4,168)	(2,548)

Net Cash Used in Investing Activities		(3,225)	(53,632)	(4,428)	(110,570)

Cash Flows from Financing Activities
Repurchase of secured notes	5	(4,526)	—	(34,936)	(350)
Proceeds from drawdown of revolving credit facility	5	—	35,000	—	75,000
Deferred financing costs incurred	5	—	(439)	—	(809)
Repayment of credit facilities	5	(1,925)	—	(6,575)	—
Class A Common Shares – dividends paid	8	—	(4,754)	—	(4,754)
Series B Preferred Shares – dividends paid	8	(766)	(766)	(2,297)	(2,297)

Net Cash Used in Financing Activities		(7,217)	29,041	(43,808)	66,790

Net decrease in Cash and Cash Equivalents		(1,504)	(17,562)	(4,845)	(9,465)
Cash and Cash Equivalents at Start of Period		50,250	41,392	53,591	33,295

Cash and Cash Equivalents at End of Period		$48,746	$23,830	$48,746	$23,830

Supplemental information
Total interest paid		$20,021	$21,139	$42,253	$42,469
Income tax paid		$11	$18	$37	$54

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Changes in Stockholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Stock at $0.01 Par value	Number of Series B Preferred Shares at $0.01 Par value	Common Stock	Series B Preferred Shares	Additional Paid in Capital	Retained Earnings	Stockholders’ Equity
Balance at January 1, 2015	54,947,440	14,000	$549	$—	$386,350	$51,237	$438,136
Restricted Stock Units (note 9)	—	—	—	—	75	—	75
Net loss for the period	—	—	—	—	—	(28,875)	(28,875)
Dividends on Class A Common Shares (note 8)	—	—	—	—	—	(9,508)	(9,508)
Series B Preferred Shares dividend (note 8)	—	—	—	—	—	(3,062)	(3,062)

Balance at December 31, 2015	54,947,440	14,000	$549	$—	$386,425	$9,792	$396,766
Restricted Stock Units (note 9)	—	—	—	—	200	—	200
Class A Common Shares issued (note 8)	25,597	—	1	—	—	—	1
Net loss for the period	—	—	—	—	—	(10,788)	(10,788)
Series B Preferred Shares dividend (note 8)	—	—	—	—	—	(2,297)	(2,297)

Balance at September 30, 2016	54,973,037	14,000	$550	$—	$386,625	$(3,293)	$383,882

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

1.	General

On August 14, 2008, Global Ship Lease, Inc. (the “Company” or “GSL”) merged indirectly with Marathon Acquisition Corp. (“Marathon”), a company then listed on The American Stock Exchange. Following the merger, the Company became listed on the New York Stock Exchange on August 15, 2008.

2.	Nature of Operations and Basis of Preparation

(a)	Nature of Operations

The Global Ship Lease group owns and charters out containerships. As of September 30, 2016, the group owned 18 vessels; 15 were time chartered to CMA CGM and three to Orient Overseas Container Lines with remaining charter periods ranging from 1.25 to 9.25 years.

The following table provides information about the 18 vessels owned as at September 30, 2016:

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL	Charterer	Charter Remaining Duration (years) (2)	Daily Charter Rate
CMA CGM Matisse	2,262	1999	December 2007	CMA CGM	3.25	$15.300
CMA CGM Utrillo	2,262	1999	December 2007	CMA CGM	3.25	$15.300
Delmas Keta	2,207	2003	December 2007	CMA CGM	1.25	$18.465
Julie Delmas	2,207	2002	December 2007	CMA CGM	1.25	$18.465
Kumasi (3)	2,207	2002	December 2007	CMA CGM	4.25	$13.000
Marie Delmas (3)	2,207	2002	December 2007	CMA CGM	4.25	$13.000
CMA CGM La Tour	2,272	2001	December 2007	CMA CGM	3.25	$15.300
CMA CGM Manet	2,272	2001	December 2007	CMA CGM	3.25	$15.300
CMA CGM Alcazar	5,089	2007	January 2008	CMA CGM	4.25	$33.750
CMA CGM Château d’lf	5,089	2007	January 2008	CMA CGM	4.25	$33.750
CMA CGM Thalassa	11,040	2008	December 2008	CMA CGM	9.25	$47.200
CMA CGM Jamaica	4,298	2006	December 2008	CMA CGM	6.25	$25.350
CMA CGM Sambhar	4,045	2006	December 2008	CMA CGM	6.25	$25.350
CMA CGM America	4,045	2006	December 2008	CMA CGM	6.25	$25.350
CMA CGM Berlioz	6,621	2001	August 2009	CMA CGM	5.00	$34.000
OOCL Tianjin	8,063	2005	October 2014	OOCL	1.25	$34.500
OOCL Qingdao	8,063	2004	March 2015	OOCL	1.50	$34.500
OOCL Ningbo	8,063	2004	September 2015	OOCL	2.00	$34.500

(1)	Twenty-foot Equivalent Units.
(2)	Plus or minus 90 days, other than (i) OOCL Tianjin which is between October 28, 2017 and January 28, 2018, (ii) OOCL Qingdao which is between March 11, 2018 and June 11, 2018, and (iii) OOCL Ningbo which is between September 17, 2018 and December 17, 2018, all at charterer’s option.
(3)	The charters on these two vessels were amended in July 2016 to provide for a revised charter rate of $13,000 per day with effect from August 1, 2016 until September 14, 2017 for Marie Delmas and September 21, 2017 for Kumasi, and to provide for three option periods, all at the Company’s option, at a charter rate of $9,800 per day. The option periods are (i) September 15 or 22, 2017 for Marie Delmas and Kumasi respectively to December 31, 2018, (ii) January 1, 2019 to December 31, 2019 and (iii) January 1, 2020 to December 31, 2020.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Nature of Operations and Basis of Preparation (continued)

(b)	Basis of Preparation

Counterparty risk

Most of the Company’s revenues are derived from charters to CMA CGM. The Company is consequently highly dependent on the performance by CMA CGM of its obligations under these charters. The container shipping industry is volatile and has been experiencing a sustained cyclical downturn. Many container shipping companies have reported losses.

If CMA CGM ceases doing business or fails to perform its obligations under the charters, the Company’s business, financial position and results of operations would be materially adversely affected as it is probable that, even if the Company was able to find replacement charters, such replacement charters would be at significantly lower daily rates and shorter durations. If such events occur, there would be significant uncertainty about the Company’s ability to continue as a going concern.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, nor to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

3.	Accounting Policies and Disclosure

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of financial position and results of operations for the interim periods presented. The financial information does not include all disclosures required under United States Generally Accepted Accounting Principles (“US GAAP”) for annual financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the Company’s financial statements as of December 31, 2015 filed with the Securities and Exchange Commission on April 15, 2016 in the Company’s Annual Report on Form 20-F.

Impairment Testing

Due to continuing poor industry conditions, impairment tests on a vessel by vessel basis were performed as at December 31, 2015. No impairment was recognised as, based on the assumptions made, the expected undiscounted future cash flows exceeded the vessels’ carrying amounts.

The agreement to amend the charters on two of the Company’s vessels in July 2016 (see note 2(a)) was seen as an indicator of potential impairment of their carrying value. Accordingly, an impairment test was performed for these two vessels as at July 31, 2016, giving rise to an impairment charge of $29,357.

The assumptions used involve a considerable degree of estimation. Actual conditions may differ significantly from the assumptions and thus actual cash flows may be significantly different to those expected with a material effect on the recoverability of each vessel’s carrying amount. The most significant assumptions made for the determination of expected cash flows are (i) charter rates on expiry of existing charters, which are based on a reversion to the historical mean for each category of vessel, adjusted to reflect current and expected market conditions (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost and (v) estimated useful life which is assessed as a total of 30 years. In the case of an indication of impairment, the results of a recoverability test would also be sensitive to the discount rate applied.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Accounting Policies and Disclosure (continued)

Revenue recognition

If a time charter contains one or more consecutive option periods, then subject to the options being exercisable solely by the Company, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter, including any options which are more likely than not to be exercised. Any difference between the charter rate invoiced and the time charter revenue recognized is classified as, or released from, deferred revenue within the Consolidated Balance Sheets.

Recently issued accounting standards

In April 2016, FASB issued an accounting standards update in respect of Compensation – Stock Compensation (Topic 718) – Improvements to Employee Share-Based Payment Accounting. The amendments are intended to simplify various aspects of the accounting for employee share-based payments including income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments are effective for annual periods beginning after December 15, 2016, although early application is permitted. The Company is currently assessing the impact of adopting this update on its financial statements.

In August 2016, FASB issued an accounting standards update in respect of Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments. The update is intended to address diversity in how certain cash receipts and cash payments are presented in the statement of cash flows. The update is effective for annual periods beginning after December 15, 2017, although early application is permitted. The Company is currently assessing the impact of adopting this update on its financial statements.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material impact on the interim unaudited consolidated financial statements of the Company.

4.	Vessels in Operation, less Accumulated Depreciation

	September 30, 2016	December 31, 2015
Cost	$1,095,663	$1,095,245
Accumulated Depreciation	(274,848)	(248,306)
Vessel impairment	(29,357)	—

Net book value	$791,458	$846,939

Impairment tests were performed on two of the Company’s vessels during the quarter (see note 3), which resulted in an impairment loss of $29,357 recognised in the three months ended September 30, 2016.

Both Ville d’Aquarius and Ville d’Orion were redelivered at the end of their charters during the fourth quarter of 2015 and the sales of the vessels were agreed and completed in November 2015 and December 2015, respectively. The vessels were impaired as at September 30, 2015, by $22,203 and $22,497 respectively, to their fair value less estimated costs to sell.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Long-Term Debt

	September 30, 2016	December 31, 2015
2019 Notes	$420,000	$420,000
Less repurchase of Notes (note 5(a))	(36,212)	(350)
Less original issue discount	(6,300)	(6,300)
Amortization of original issue discount	3,508	2,259

2019 Notes (note 5(a))	380,996	415,609
Revolving Credit Facility (note 5(b))	39,200	40,000
Secured Term Loan (note 5(c))	27,300	33,075
Less: Deferred financing costs (note 5(e))	(8,012)	(10,611)

Balance	439,484	478,073
Less: Current portion of 2019 Notes (note 5(a))	(18,765)	(26,660)
Less: Current portion of Revolving Credit Facility (note 5(b))	—	(800)
Less: Current portion of Secured Term Loan (note 5(c))	(7,700)	(7,700)

Non-current portion of Long-Term Debt	413,019	442,913

a)	10.0% First Priority Secured Notes Due 2019

On March 19, 2014 the Company completed the sale of $420,000 of 10.0% First Priority Secured Notes which mature on April 1, 2019. Proceeds after the deduction of the original issue discount, but before expenses, amounted to $413,700.

Interest on the 2019 Notes is payable semi-annually on April 1 and October 1 of each year, commencing on October 1, 2014. As at September 30, 2016 the 2019 Notes are secured by first priority ship mortgages on 16 of the Company’s 18 vessels (the “Mortgaged Vessels”) and by assignments of earnings and insurances, a pledge over certain bank accounts, as well as share pledges over each subsidiary owning a Mortgaged Vessel. In addition, the 2019 Notes are fully and unconditionally guaranteed, jointly and severally, by the Company’s 18 vessel owning subsidiaries and Global Ship Lease Services Limited.

The original issue discount is being amortised on an effective interest rate basis over the life of the 2019 Notes.

Under the 2019 Notes the Company is required within 120 days following the end of each financial year, in which the Company has at least $1,000 of Excess Cash Flow, to offer to purchase up to a maximum offer amount of $20,000, such amount being the aggregate of 102% of the principal amount plus any accrued and unpaid interest to, but not including, the purchase date. The first such offer, for 2014, in the maximum amount of $20,000, was launched on April 21, 2015. At the close of this offer, $350 was tendered and accepted.

Following the sale of two vessels (see note 4) secured to the 2019 Notes in November and December 2015, the Company was required to offer the net sale proceeds, less a proportion to be used to repay part of the associated revolving credit facility (see note 5(c)), to Noteholders (“Collateral Sale Offer”) within 90 days of receipt of the sale proceeds. The terms of the Collateral Sale Offer are the same as those of the annual Excess Cash Flow Offer. Consequently, on February 2, 2016, the Company launched a combined Excess Cash Flow Offer for 2015 and the Collateral Sale Offer in an aggregate amount of $28,417 (“Maximum Offer Amount”), at a purchase price of 102% of the aggregate principal amount plus accrued and unpaid interest up to but not including the date of purchase. At the close of this offer, the Notes tendered exceeded the Maximum Offer Amount and $26,662 were accepted on a pro rata basis.

On May 31 and August 11, 2016, the Company purchased $4,200 and $5,000 of Notes respectively, in the open market. This gave rise to gains of $452 and $475, which are included within Interest Expense in the Consolidated Statements of Income. These Notes were subsequently cancelled.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Long-Term Debt (continued)

b)	Revolving Credit Facility

On March 19, 2014, and in connection with the 2019 Notes, the Company entered into a $40,000 senior secured revolving credit facility with Citibank N.A. (the “Revolving Credit Facility”). This facility matures on October 1, 2018. The interest rate under the facility is USD LIBOR plus a margin of 3.25% and is payable at least quarterly. A commitment fee of 1.30% per annum is due quarterly on undrawn amounts.

The collateral provided to the 2019 Notes also secures on a first priority basis the Revolving Credit Facility. There is a Cash Balance financial covenant which is tested each six months, commencing June 30, 2014. Up to and including December 31, 2015, the Company must have had a minimum cash balance of $15,000 on each test date. After this date, the minimum cash balance on each test date increased to $20,000.

Amounts outstanding under this facility can be prepaid without penalty, other than breakage costs in certain circumstances. During the quarter ended March 31, 2015, $40,000 was drawn down under the Revolving Credit Facility to assist with the purchase of OOCL Qingdao on March 11, 2015. Following the sale of two secured vessels (see note 4) in November and December 2015, $800 of the net sale proceeds was applied to reduce amounts outstanding under the facility.

c)	Secured Term Loan

On July 29, 2015, the Company entered into a $35,000 secured term loan with DVB Bank SE (the “Secured Term Loan”). This facility matures five years after drawdown, with early repayment, inter alia, if the 2019 Notes are not refinanced by November 30, 2018, or if the secured vessel ceases to be employed on a charter for a period in excess of 90 days. The interest rate under the loan is USD LIBOR plus a margin of 2.75%, until November 30, 2018 and 3.25% thereafter, and is payable at least quarterly.

The Secured Term Loan is secured by a first priority ship mortgage on OOCL Tianjin and by assignment of earnings and insurances for the same vessel.

The Secured Term Loan is repayable in 20 equal quarterly instalments, commencing three months after drawdown. $35,000 was drawn down under the Secured Term Loan on September 10, 2015. The loan agreement requires an additional $1,400 to be repaid over eight equal quarterly instalments to provide a reserve for potential enhancement expenditure on the secured vessel ahead of the expiry of the initial charter to OOCL. These additional instalments reduce the debt balance and can be redrawn to fund the enhancement work, or utilized to permanently reduce the quarterly instalments for the remainder of the term of the loan if no such work is required.

d)	Repayment Schedule

Based on scheduled and estimated repayments from October 1, 2016 the long term debt will be reduced in each of the relevant periods as follows:

Year ending September 30,
2017	$26,465
2018	25,765
2019	392,458
2020	5,600
Less: amortization of original issue discount	(2,792)
Less: amortization of deferred financing costs	(8,012)

$439,484

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Long-Term Debt (continued)

e)	Deferred financing costs

	September 30, 2016	December 31, 2015
Opening balance	$10,611	$12,913
Expenditure in the period	—	971
Amortization included within interest expense	(2,599)	(3,273)

Closing balance	$8,012	$10,611

The Company incurred costs during the first half of 2015 in relation to the drawdown of the Revolving Credit Facility (see note 5(b)) amounting to $370 which have been deferred. During the quarter ended September 30, 2015 the Company incurred costs in relation to the drawdown of the Secured Term Loan (see note 5(c)) amounting to $601 which have been deferred.

Deferred financing costs are amortized on an effective interest rate basis over the life of the financings for which they were incurred.

The Company has adopted the accounting standards update issued by FASB in April 2015 “Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs”. Effective December 31, 2015, debt issuance costs, other than the up-front arrangement fee for the Revolving Credit Facility, related to our recognized debt liabilities are presented as a direct deduction from the carrying amount of that debt. The arrangement fee for the Revolving Credit Facility is presented as Other Long Term Assets.

6.	Related Party Transactions

CMA CGM is presented as a related party as it was, until the merger referred to in note 1, the parent company of Global Ship Lease, Inc. and at September 30, 2016 is a significant shareholder of the Company, owning Class A and Class B common shares representing a 44.43% voting interest in the Company.

Amounts due to and from CMA CGM companies are shown in the Consolidated Balance Sheets. The current account balances at September 30, 2016 and December 31, 2015 relate to amounts payable to or recoverable from CMA CGM group companies. The majority of the Company’s charter arrangements are with CMA CGM and one of its subsidiaries provides the Company with ship management services on the majority of its vessels.

Time Charter Agreements

The majority of the Company’s time charter arrangements are with CMA CGM. Under these time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. The charters are for remaining periods as at September 30, 2016 of between 1.25 and 9.25 years (see note 2(a)). Of the $680,149 maximum contracted future charter hire receivable (including all periods at the Company’s option) for the fleet set out in note 7, $618,946 relates to the 15 vessels that were chartered to CMA CGM as at September 30, 2016. Revenues generated from charters to CMA CGM are shown separately in the Consolidated Statements of Income.

Ship Management Agreements

At September 30, 2016, the Company outsourced day to day technical management of 13 of its vessels to CMA Ships Limited (“CMA Ships”), a wholly owned subsidiary of CMA CGM. The Company pays CMA Ships an annual management fee of $123 per vessel (2015: $123) and reimburses costs incurred by CMA Ships on its behalf, mainly being for the provision of crew, lubricating oils and routine maintenance. Such reimbursement is subject to a cap per day per vessel, depending on the vessel. The impact of the cap is determined annually on a vessel by vessel basis for so long as the initial charter remains in place; no claims have been made under the cap agreement. Ship management fees related to CMA Ships are shown separately in the Consolidated Statements of Income.

Except for transactions with CMA CGM companies, the Company did not enter into any other related party transactions.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

7.	Commitments and Contingencies

Charter Hire Receivable

The Company has entered into time charters for its vessels. The charter hire is fixed for the duration of the charter. The maximum contracted annual future charter hire receivable (not allowing for any offhire and assuming expiry at the mid-point between the earliest and latest possible end dates) for the 18 vessels as at September 30, 2016, and assuming the options included in the charters for Kumasi and Marie Delmas are exercised, is as follows:

Year ending September 30,
2017	165,039
2018	136,583
2019	112,664
2020	93,976
2021	65,058
Thereafter	106,829

$680,149

8.	Share Capital

At September 30, 2016 the Company had two classes of common shares. The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares are subordinated to those of holders of Class A common shares. Dividends, when declared, must be paid as follows:

•	firstly, to all Class A common shares at the applicable rate for the quarter;

•	secondly, to all Class A common shares until they have received payment for all preceding quarters at the rate of $0.23 per share per quarter;

•	thirdly, to all Class B common shares at the applicable rate for the quarter;

•	then, to all Class A and B common shares as if they were a single class.

The Class B common shares remain subordinated until the Company has paid a dividend at least equal to $0.23 per quarter per share on both the Class A and Class B common shares for the immediately preceding four-quarter period. Due to the requirements described above, Class B common shares cannot receive any dividend until all Class A common shares have received dividends representing $0.23 per share per quarter for all preceding quarters. Should the notional arrearages of dividend on the Class A common shares be made up and a dividend at the rate of $0.23 per share be paid for four consecutive quarters, the Class B common shares convert to Class A common shares on a one-for-one basis. Also, each Class B common share will convert into a Class A common share on a change of control of the Company.

A dividend of $0.10 per Class A common share was paid on August 24, 2015 and on November 24, 2015. Prior to these, the last quarter for which a dividend was paid was the fourth quarter 2008 at $0.23 per Class A common share.

Restricted stock units have been granted periodically to the Directors and management, under the Company’s 2008 Equity Incentive Plan, as part of their compensation arrangements (see note 9). On August 28, 2015, the Company adopted the 2015 Equity Incentive Plan. The 2008 Equity Incentive Plan was closed. The 2015 Plan permits a maximum issuance of 1,500,000 shares. On March 31, June 30 and September 30, 2016, 8,529, 8,534 and 8,534 shares respectively, were issued under the 2015 Plan, representing 20% of directors’ base fee for the quarters ended March 31, June 30 and September 30, 2016.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share data)

8.	Share Capital (continued)

On August 20, 2014, the Company issued 1,400,000 depositary shares, each of which represents 1/100th of one share of the Company’s 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”). Dividends are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share). The net proceeds from the offering were $33,497. These shares are classified as Equity in the Consolidated Balance Sheets. The dividends payable on the Series B Preferred Shares are presented as a reduction of Retained Earnings in the Consolidated Statements of Equity, when and if declared by the Board of Directors. An initial dividend was declared on September 22, 2014 for the third quarter 2014. Subsequent quarterly dividends have been declared, the last of which was on September 9, 2016 for the third quarter 2016.

9.	Share-Based Compensation

Share based awards since January 1, 2015, are summarized as follows:

	Restricted Stock Units
	Number of Units	Weighted Average Fair Value on Grant Date	Actual Fair Value on Vesting Date
Unvested as at January 1, 2015	300,000	$3.25	n/a
Vested in 2015	—	—	—

Unvested as at December 31, 2015	300,000	$3.25	n/a
Granted March 3, 2016	200,000	$1.18	—

Unvested as at September 30, 2016	500,000	$2.42	n/a

Using the graded vesting method of expensing the restricted stock unit grants, the calculated weighted average fair value of the stock units is recognized as compensation cost in the Consolidated Statements of Income over the vesting period. During the three and nine months ended September 30, 2016, the Company recognized a total of $85 (2015: $25) and $200 (2015: $75) share based compensation cost. As at September 30, 2016, there was a total of $71 unrecognized compensation cost relating to the above share based awards (December 31, 2015: $ nil). The remaining cost is expected to be recognized over a period of three months.

Restricted stock units granted to four members of management on September 2, 2011 were to vest over two years; half during September and October 2012 and the remaining half during September and October 2013. In March 2012, these grants were amended and restated to provide that vesting would occur only when the individual leaves employment, for whatever reason, provided that this was after September 30, 2012 in respect of half of the grant and after September 30, 2013 for the other half of the grant. Restricted stock units granted to management on March 13, 2012 are expected to vest when the individual leaves employment, provided that this is after September 30, 2014 and is not as a result of resignation or termination for cause. Restricted stock units granted to management on March 7, 2013 are expected to vest when the individual leaves employment, provided that this is after September 30, 2015 and is not as a result of resignation or termination for cause.

On August 28, 2015, the Company adopted the 2015 Equity Incentive Plan which allows the Board of Directors to grant employees, consultants and directors of the Company and its subsidiaries, options, stock appreciation rights, stock grants, stock units and dividend equivalents on substantially the same terms as the 2008 Plan, which was closed for further awards. The 2015 Plan permits a maximum issuance of 1,500,000 shares.

Under the 2015 Plan, restricted stock units granted to four members of management on March 3, 2016 were divided into two tranches. The first tranche (100,000 restricted stock units)) will vest when the individual leaves employment, provided that this is after December 31, 2016 and is not for cause. The second tranche (100,000 restricted stock units) also vests after December 31, 2016 on the same terms, but, in addition, only if and when the stock price has been at or above $5.00 for 20 consecutive trading days and provided that this has occurred before December 31, 2019.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share data)

10.	Earnings per Share

Basic earnings per common share is presented under the two-class method and is computed by dividing the earnings applicable to common stockholders by the weighted average number of common shares outstanding for the period.

Under the two class method, net income available to common stockholders, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. The Class B common shareholders’ dividend rights are subordinated to those of holders of Class A common shares (see note 8). Net income for the relevant period is allocated based on the contractual rights of each class of security and as there was insufficient net income to allow any dividend on the Class B common shares no earnings were allocated to Class B common shares.

Losses are only allocated to participating securities in a period of net loss if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such losses. No such obligation exists for Class B common shareholders and, accordingly, losses would only be allocated to the Class A common shareholders.

At September 30, 2016, there were 500,000 restricted stock units granted and unvested as part of management’s equity incentive plan. As of September 30, 2016 only Class A and B common shares are participating securities.

For the three and nine months ended September 30, 2016 and September 30, 2015, the diluted weighted average number of Class A common shares outstanding is the same as the basic weighted average number of shares outstanding. The diluted weighted average number of shares excludes the outstanding restricted stock units as these would have had an antidilutive effect.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share data)

10.	Earnings per Share (continued)

(In thousands, except share data)	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Class A common shares
Weighted average number of common shares outstanding (B)	47,558,640	47,541,484	47,550,139	47,541,484
Weighted average number of RSUs without service conditions (note 9) (B)	300,000	225,000	300,000	225,000
Dilutive effect of share-based awards	—	—	—	—

Common shares and common share equivalents (F)	47,858,640	47,766,484	47,850,139	47,766,484

Class B common shares
Basic weighted average number of common shares outstanding (D)	7,405,956	7,405,956	7,405,956	7,405,956
Dilutive effect of share-based incentive awards	—	—	—	—

Common shares (H)	7,405,956	7,405,956	7,405,956	7,405,956

Basic Earnings per Share
Net loss available to common shareholders	$(23,685)	$(41,084)	$(13,085)	$(38,183)
Available to:
- Class A shareholders for period	$(23,685)	$(41,084)	$(13,085)	$(38,183)
- Class A shareholders for arrears	—	—	—	—
- Class B shareholders for period	—	—	—	—
- allocate pro-rata between Class A and B	—	—	—	—
Net loss available for Class A (A)	$(23,685)	$(41,084)	$(13,085)	$(38,183)
Net loss available for Class B (C)	—	—	—	—
Basic Earnings per share:
Class A (A/B)	$(0.49)	$(0.86)	$(0.27)	$(0.80)
Class B (C/D)	—	—	—	—
Diluted Earnings per Share
Net loss available to common shareholders	$(23,685)	$(41,084)	$(13,085)	$(38,183)
Available to:
- Class A shareholders for period	$(23,685)	$(41,084)	$(13,085)	$(38,183)
- Class A shareholders for arrears	—	—	—	—
- Class B shareholders for period	—	—	—	—
- allocate pro rata between Class A and B	—	—	—	—
Net loss available for Class A (E)	$(23,685)	$(41,084)	$(13,085)	$(38,183)
Net loss available for Class B (G)	—	—	—	—
Diluted Earnings per share:
Class A (E/F)	$(0.49)	$(0.86)	$(0.27)	$(0.80)
Class B (G/H)	—	—	—	—

11.	Subsequent Events

There are no subsequent events other than those disclosed elsewhere in the consolidated financial statements.